U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F /A
(Amendment No. 1)

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number _______________

Sandspring Resources Ltd.
 (Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8000 South Chester Street, Suite 375
Centennial, Colorado 80112
(720) 854-0104
(Address and telephone number of Registrant’s principal executive offices)

Victoria B. Bantz, Esq.
John B. Wills, Esq.
Berenbaum Weinshienk PC
370 17th Street, 48th Floor
Denver, Colorado 80202-5626
(303) 825-0800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NYSE AMEX

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.     Yes[  ]     No[X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     [  ] Yes    [  ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  Yes[  ]    No[  ]

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form 40-F of Sandspring Resources Ltd. (the “Registrant”) is being filed to include certain additional exhibits. No other amendment to the Registrant’s Registration Statement on Form 40-F is being effected hereby.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SANDSPRING RESOURCES LTD.

/s/ Rich A. Munson
Rich A. Munson
Chief Executive Officer and Corporate Secretary

Date: September 20, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Amendment to the Registration Statement.

Exhibit	Description

Annual Information

99.1	Audited Annual Financial Statements for the years ended December 31, 2010 and 2009 *
99.2	Management Discussion & Analysis for the year ended December 31, 2010 *
99.3	Schedule of Reconciliation between Canadian and U.S. GAAP of Audited Annual Financial Statements for the years ended December 31, 2010 and 2009 *

Quarterly Information

99.4	Interim Financial Statements for the three months ended March 31, 2010 *
99.5	Management Discussion & Analysis for the three months ended March 31, 2010 *
99.6	Interim Financial Statements for the three and six months ended June 30, 2010*
99.7	Management Discussion & Analysis for the three and six months ended June 30, 2010 *
99.8	Interim Financial Statements for the three and nine months ended September 30, 2010 *
99.9	Management Discussion & Analysis for the three and nine months ended September 30, 2010 *
99.10	Interim Financial Statements for the three months ended March 31, 2011 *
99.11	Management Discussion & Analysis for the three months ended March 31, 2011 *
99.12	Interim Financial Statements for the six months ended June 30, 2011 *
99.13	Management Discussion & Analysis for the six months ended June 30, 2011 *

Shareholder Meeting Materials

99.14	Management Information Circular dated February 18, 2010 (including notice of Annual and Special Meeting of Shareholders on March 25, 2010) *
99.15	Form of Proxy - Annual and Special Meeting to be held on March 25, 2010 *
99.16	Management Information Circular dated May 3, 2011 (including notice of Annual and Special Meeting of Shareholders on June 8, 2011) *
99.17	Form of Proxy - Annual and Special Meeting to be held on June 8, 2011 *

Material Change Reports of the Registrant

99.18	Material Change Report dated February 4, 2010 *
99.19	Material Change Report dated March 30, 2010 *
99.20	Material Change Report dated April 22, 2010 *
99.21	Material Change Report dated October 1, 2010 *
99.22	Material Change Report dated October 19, 2010 *
99.23	Material Change Report dated April 4, 2011 *

Press Releases

99.24	News Release dated January 25, 2010 *
99.25	News Release dated January 26, 2010 *
99.26	News Release dated February 4, 2010 *
99.27	News Release dated February 9, 2010 *
99.28	News Release dated February 22, 2010 *
99.29	News Release dated March 8, 2010 *
99.30	News Release dated March 22, 2010 *
99.31	News Release dated March 26, 2010 *
99.32	News Release dated March 29, 2010 *
99.33	News Release dated April 6, 2010 *

99.34	News Release dated April 12, 2010 *
99.35	News Release dated May 5, 2010 *
99.36	News Release dated June 3, 2010 *
99.37	News Release dated July 6, 2010 *
99.38	News Release dated August 30, 2010 *
99.39	News Release dated September 15, 2010 *
99.40	News Release dated September 15, 2010 *
99.41	News Release dated September 27, 2010 *
99.42	News Release dated September 28, 2010 *
99.43	News Release dated October 14, 2010 *
99.44	News Release dated October 25, 2010 *
99.45	News Release dated November 10, 2010 *
99.46	News Release dated November 18, 2010 *
99.47	News Release dated December 15, 2010 *
99.48	News Release dated January 6, 2011 *
99.49	News Release dated January 20, 2011 *
99.50	News Release dated January 28, 2011 *
99.51	News Release dated February 3, 2011 *
99.52	News Release dated March 1, 2011 *
99.53	News Release dated March 16, 2011 *
99.54	News Release dated March 21, 2011 *
99.55	News Release dated March 22, 2011 *
99.56	News Release dated April 14, 2011 *
99.57	News Release dated May 11, 2011 *
99.58	News Release dated May 24, 2011 *
99.59	News Release dated June 20, 2011 *
99.60	News Release dated July 7, 2011 *
99.61	News Release dated August 25, 2011 *

Technical Reports

99.62	Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated July 16, 2010
99.63	Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated October 13, 2010
99.64	Technical Report, Updated Resource Estimate and Preliminary Economic Assessment of the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana dated May 5, 2011

Other Material Documents Filed with Canadian Securities Regulators

99.65	Notice Declaring Intention to be Qualified Under NI 44-101, dated March 8, 2010 *
99.66	Letter from President to Warrantholders dated February 22, 2010 *
99.67	Underwriting Agreement dated March 26, 2010 *
99.68	Special Warrant Indenture dated March 26, 2010 *
99.69	Articles of Continuance dated March 31, 2010
99.70	Underwriting Agreement dated October 14, 2010 *

Consents

99.71	Consent of KPMG LLP *
99.72	Consent of Antoine Yassa, P.Geo. *
99.73	Consent of Eugene Puritch, P.Eng. *
99.74	Consent of Harvey Klatt, P.Geo. *
99.75	Consent of Wayne Ewert, P.Geo. *
99.76	Consent of Tracy Armstrong, P.Geo. *
99.77	Consent of David Burga, P.Geo. *
99.78	Consent of Kirk Rodgers, P.Eng. *
99.79	Consent of Alfred Hayden, P. Eng. *
99.80	Consent of Ernest Burga, P.Eng. *
99.81	Consent of Malcolm Buck, P.Eng. *
99.82	Consent of David Orava, P.Eng. *

_____________________________
*Previously filed.